Compound Projects, LLC

335 Madison Ave. 16th Floor

New York, NY 10017

November 17, 2020

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Division of Corporate Finance

Office of Real Estate & Construction

Attn. Ruairi Regan

Re:	Compound Projects, LLC
Post Qualification Amendment on Form 1-A
Filed October 22, 2020
File No. 024-11133

Mr. Regan,

We hereby submit the responses of Compound Projects, LLC (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to us, dated November 9, 2020, providing the Staff’s comments with respect to the Post Qualification Amendment on Form 1-A, publicly filed with the Commission on October 22, 2020.  Concurrently with the filing of this response letter, we have publicly filed a further amendment to the Post Qualification Amendment on Form 1-A (the “Form 1-A/POS AM”), and the publicly filed Form 1-A/POS AM incorporates our changes as indicated below made in response to the Staff’s comments.

For the convenience of the Staff, we have listed below, in summary fashion, the Staff’s comment followed by the response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

DESCRIPTION OF SERIES #REACH, page 38

1. We note your disclosure that you entered into an agreement on April 6, 2020 to lease the 1805 Reach Brickell property. Please file the lease agreement as an exhibit or advise.

Response: We have revised the disclosure on page 38 of the offering circular contained within the Form 1-A/POS AM to reflect that the aforementioned lease was terminated on November 4, 2020. We have also included disclosure relating to the terms of the lease termination and our plans for the property moving forward. As such, we believe that the lease is no longer material.

If you would like to discuss our response to the Staff’s comment or if you would like to discuss any other matters, please contact Jesse Stein, Chief Operating Officer of the Company at (347) 585-8798 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Compound Projects, LLC
By: Compound Asset Management, LLC, its managing member

By:	/s/ Jesse Stein
Jesse Stein
Chief Operating Officer